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                            June 28, 2024

       Erik B. Levitt
       Principal Financial Officer
       Hammer Fiber Optics Holdings Corp
       6151 Lake Osprey Drive
       Sarasota, FL 34 240

                                                        Re: Hammer Fiber Optics
Holdings Corp
                                                            Form 10-K filed on
February 16, 2024
                                                            Form 10-Q filed on
March 27, 2024
                                                            Correspondence
filed on June 11, 2024
                                                            File No. 001-35876

       Dear Erik B. Levitt:

              We have reviewed your June 11, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14,
       2024 letter.

       Correspondence filed on June 11, 2024

       Certificiations, page 25

   1.                                                   The Certifications
pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange
                                                        Act Rules ("Sec. 302
certification"), and 18 U.S.C. Section 1350 as adopted pursuant to
                                                        Section 906 of the
Sarbanes-Oxley Act of 2002 ("Sec. 906 certification") must signed by both CEO and the CFO of
the company in future periodic filings.
       Note 3 - Summary of significant accounting policies, page F-18

   2. We noted your response to our prior comment 4, and we also note that you have recorded customer
contracts in aggregate of $4,477,113 as indefinite live assets. Please clarify why you have
concluded that the customer contract qualify as an indefinite lived intangible assets.
Refer to ASC 805-20-55-25. Describe your consideration of whether the Erik B. Levitt
 Hammer Fiber Optics Holdings Corp
June 28, 2024
Page 2
         customer might not renew and become a customer of a competitor or going out of
         business(e.g. customer turnover).
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameErik B. Levitt                           Sincerely,
Comapany Name Hammer Fiber Optics Holdings Corp
                                                           Division of
Corporation Finance
June 28, 2024 Page 2                                       Office of Technology
FirstName LastName